Filed by ASP Isotopes Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ENDRA Life Sciences Inc.

(Commission File No. 001-37969)

The following sets forth excerpts of the transcript from a November 3, 2026 webinar presentation by Paul Mann, Chairman and Chief Executive Officer of ASP Isotopes Inc. (“ASP Isotopes”), hosted by RedChip Companies Inc., relating to the proposed merger and related transactions (the “Proposed Transactions”) involving Renergen Limited, a wholly owned subsidiary of ASP Isotopes (“Renergen”), Noble Africa LLC, a wholly owned subsidiary of ASP Isotopes and holding company for Renergen (“Noble Africa”), and ENDRA Life Sciences Inc. (“ENDRA”).

[…]

Paul Mann:

You know, from Renergen, the plant is now operational, it’s producing liquid helium, it’s producing natural gas. We are filling inventory right now, and we expect to start producing commercial products fairly soon. Taken a bit longer than expected, we had a couple of, minor mishaps along the way, which we pretty quickly solved. And, and that plant is now, doing really well. We’ll ramp to nameplate capacity between now and the end of the year, and, things are looking… things are looking great there. A lot of customers, and it couldn’t be a more important time just to bring a new helium facility on to the world. The world is desperate for a new helium supplier.

[…]

Craig Brelsford:

With the share price down significantly in recent months, what would you say to investors questioning the path to your 2031 EBITDA target, and how was the company funded to get there?

Paul Mann:

Yeah, so listen, I mean, the share price is down for a number of reasons, you know. Obviously, the macro tape isn’t helping any small-cap company or small-cap, pre-revenue company right now, but I would have thought, the outlook for the company changes a lot next year, as we start to show meaningful revenues, coming through… coming through the P&L. In terms of our 2031 guidance, you know. A lot of that is, I would argue, you know, becoming de-risked over the next 12 months. So, you know, we’ve kind of said that about, sort of, over $250 million may well come from Renergen alone. And with Renergen now producing liquid helium and liquid natural gas. And, you know, we’ve got a lot of customers lined up. I think that will go a long way to shoring up a good portion of that revenue guidance. And as I say, over the next, 6 months or so, maybe quicker, we will sign up long-term take-or-pay contracts with a number of customers for Phase 2, and we’ll also lock in the contractors to build Phase 2. And so when you think about it, by… by the middle of the first half next year, the end of Q1, let’s say, we will have locked in the economics of that Phase 2 project in terms of the construction price, the construction time, and then the revenues from that plant. So… That would go a long way to de-risking, I think, the 2031 guidance.

[…]

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Craig Brelsford:

My clients have been asking me why ASPI continues to plan to divest itself into Noble Energy, and QLE. Why would a small-cap company lose parts of the whole? Clearly, investors don’t like structuring the company in this way as the stock sets new lows. Why not keep the company together as a whole?

Paul Mann:

Yeah, so a number of investors have said that they would like to see a helium pure play company. I spent most of my career on Wall Street looking for a helium pure play company. I think, to have a… it’s a very unique asset to have out there. You know… NDI, or, you know, Noble Africa, will be the only pure play producing helium companies listed on… on a stock exchange. And it’s a truly unique commodity. And so, I think there’s a lot of interest in being able to invest in that. And a lot of investors have also told me that we don’t get the full value in our company. We get a very large conglomerate discount for the various businesses that we have, such as nuclear energy, nuclear medicine, next-generation semiconductors. So if you were to break those out and list them as separate entities, that may help reduce the conglomerate discount that our stock currently has, or what investors believe the stock currently has. Also, it’s quite a different business model to Isotopes. There are a lot of synergies in the electronic side of it, but it’s a different kind of business model, and I think it’d benefit from, a different leadership and, you know, a different management structure.

[…]

Craig Brelsford:

Given the global helium shortage, do you expect to sell helium primarily on the spot market, or under long-term contracts, and how is that strategy progressing?

Paul Mann:

Yeah, that’s a good question. It’s one we debate internally quite, quite regularly. So, you know, some of the team are more inclined to have 85% sold on long-term contracts. Others are more inclined to have 50% sold on long-term contracts, certainly for the Phase 1, anyway. And, you know, short-term, you know, spot rates right now, you know, you’re looking $2,000 to $2,500 an MCF. Versus a long-term contract at around, sort of, 600 or so. And so, you know, one has to take a view on the short- to medium-term supply-demand dynamic. And, you know, what I would say is that, you know. I don’t see much change, quite frankly, in the next 6, 12 months. If the conflict in the Middle East was to stop tomorrow, you’re probably still talking 6 to 18 months before we see helium flowing out of Qatar again. When it does flow, there’ll be a shortage of, you know, quite a substantial amount, given the damage they’ve sustained to their LNG facility. Russia’s out of the market as well right now, and also, a lot of the majors have been drawing down their caverns, with inventory at all-time lows, and so they want to restock their inventory, so I don’t really see a large amount of supply coming to the market anytime soon, or a slowdown in demand or demand growth. And so, you know, I kind of think the pricing’s likely to remain high for quite some time, and therefore, it might be good for us to take advantage of that over the next, sort of, year or two. For Phase 2, we are obligated to contract out about half of the volumes with customers in order to be able to draw down the three-quarters billion dollar loan from DFC and Standard Bank, and so… so we will look to contract that out in the next few months. Yeah, I think many customers want to receive a shipment from Phase 1 before they sign up to a Phase 2 contract, but, you know, there’s a lot of interest in it, and, I don’t see a problem selling helium in the current environment.

Craig Brelsford:

And related. How long from here to nameplate at Virginia, and what does nameplate actually look like?

Paul Mann:

Yeah, so, yeah, we’re… so to get the nameplate, all of the wells have been drilled, and, and so, the wells have been drilled. The wells are being completed right now. I would argue the completions have taken 2 months longer than I would like them to. And I guess it’s the first time the team have really run completions on the scale I’d like to see them run at. And so they’re not used to the kind of pace I’d like to see. They understand that now, and so the wells are being completed. Most of the gathering system is in place already. It’s about connecting the gathering system to the completed wells. I would expect in the next 6 weeks or so, the remaining wells are connected into the plant, and the plant is then running at nameplate capacity as we exit this year. Nameplate capacity, it’s about 2,500 gigajoules a day, and about 70 MCF per day of helium.

[…]

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Craig Brelsford:

Looking ahead, what is your focus for the company in 2027?

Paul Mann:

You know, the focus of 2026 has really been on getting the first plants up and running, and so… and I spent a lot of time with Renergen, focused on getting the Renergen plant up and running, really because it’s such a large portion of our potential EBITDA. Nothing else in our Isotopes side of the business can really match what we can do in EBITDA contribution from Renergen. Renergen dwarfs everything there, and so my focus this year has been really on making sure Renergen delivers Phase 1A, or Phase 1C on time, and we’re getting ready to make a Phase 2 decision, you know, right at the back end of this year. Focus next year, I think, is on getting Phase 2 into, into construction in a timely fashion, and making sure we’re building the correct Phase 2. And so, we’re stress testing all the models, and seeing if there’s any way we can accelerate cash flows from Phase 2. And there may be ways to accelerate cash flows from Phase 2, and also make sure we have the correct mix of hydrocarbons and the least risk. So that’s… that’s one of the main goals for 2027.

[…]

Craig Brelsford:

What quantity of helium is actually being produced now, and what quantity is the company forecasting this year?

Paul Mann:

So… I can’t give you a forecast for this year. But I can give you an exit rate for this year. So the exit rate should be about 70 MCF per day. And, you know, depending upon the exact timing, exact day when each well gets hooked up with the trajectory, the growth from where we are now to that 70. I would estimate right now we’re at about, sort of, 35 or 40 MCF a day. And, you know, there’s a number of wells that are being drilled, being completed. The gathering system is there, it’s a question of connecting them up. It’s a fairly straightforward process. That should happen over the next few weeks. Then we exit this year at 70 MCF per day.

[…]

Craig Brelsford:

One or two questions about Noble Africa, and reminder, tomorrow at 4:15 p.m. U.S. Eastern, we’re going to have another webinar with Paul. And that will focus more on Noble Africa. Paul, ASPI ends up owning around 89% of Noble Africa. Why is that better for me than just holding it inside ASPI?

Paul Mann:

Well, yeah, so I think that, you know, some investors have expressed an interest in owning a helium pure play. And so, for those investors that want to own a, a pure play helium company, there you have it, listed on Nasdaq. It’s very unique, one of a kind. The liquidity will be quite limited, though. An 11% free float isn’t much. You know, and so for those that, you know, would like to own, you know, more liquid stocks, I’m gonna guess they’d rather own ASP Isotopes. And, you know, I would expect, you know, you know, it’s an asset I love. We’d like to continue to own, kind of, the 90% level, so, you know, it’s another way of owning a diversified way of owning helium.

Craig Brelsford:

Your enrichment plants are designed to be flexible. Could the South African plant also produce other isotopes besides silicon-28, or will it be dedicated only to silicon-28?

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Paul Mann:

That’s a great question. I think, it is, it is… it has something very flexible, and there are other isotopes we can produce there with some modifications made to the plant. So typically, the enrichment part of the plant is more similar than different for different types of isotopes. It’s optimized for one isotope, but it can do other isotopes or other elements. The difference is in the balance of plant and how one removes the isotope from the carrier gas, and so it comes down to, boiling points, and yeah, and how you take something out from being a gas, either into a solid or into a liquid. And there’s different ways of doing that, whether it’s cryogenic, pressure swing adsorption column, you know, desublimation, there’s multiple ways to do that, and so depending upon the exact characteristics of the gas, we’re looking at maybe some modifications to the balance of plant, but, you know, 90% of the plant is more similar than different.

[…]

Craig Brelsford:

What percentage will the ASPI shareholder hold in Noble Africa and QLE after all have been separately listed?

Paul Mann:

Yeah, so, on… on Noble Africa, I’d expect, ASP owns 89% of Noble Africa and 11% free float. As I said earlier, a fairly limited free float, but, it’s an asset we want to own, and I think it’s a great asset, you know, I think this is a huge company in 5 years’ time. Really looking forward to seeing it grow, and I think a lot of the hard work is being done now. A lot of the sweat and pain has taken place in terms of getting this first plant finished, up and running.

[…]

Craig Brelsford:

Explain the learning curve the company has experienced as regards lasers, compressors, O-rings, etc., to get to this point.

Paul Mann:

[…] And I’ve said the same with Renergen, actually. You know, Renergen… Renergen struggled and failed, because they were reliant upon external expertise and external parties, with not enough internal expertise themselves. So when we… when we merged the two companies together, we had a lot of the internal expertise they were lacking, and that allowed us to put our engineers down there very quickly. And we upgraded a lot of the drilling people and people we needed here and there, and suddenly we turned it into a pretty profitable business pretty quickly. And so, again, it’s, you know, relying on external third parties is something you’ve got to be really cautious about, especially in the current environment.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the current beliefs, expectations, and assumptions of the parties regarding the future of the parties’ businesses, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Forward-looking statements can be identified by words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “projects,” “will,” and words of a similar nature. Examples of forward-looking statements include, but are not limited to, statements relating to the expected production quantities of LNG and liquid helium; Renergen’s expected revenues; the Proposed Transactions; the expected structure, timing and the completion of the Proposed Transactions, including investment amounts from investors, timing of closing of the Proposed Transactions, expected proceeds, expectations regarding the use of proceeds, and impact on ownership structure, and the expected effects, perceived benefits or opportunities of the Proposed Transactions; the combined company’s listing on Nasdaq after the closing of the Proposed Transactions; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the Proposed Transactions and cash runway of the combined company following the Proposed Transactions; the future operations and pipeline, estimates of financial position, competitive landscape, addressable market and strategic and financial initiatives of the combined company; the nature, strategy and focus of the combined company; statements regarding the continuation of Renergen’s Virginia Gas Project and its funding timeline and other statements that are not historical fact. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict, many of which are outside our control. Actual results, financial condition, and events may differ materially from those indicated in the forward-looking statements based upon a number of factors. Forward-looking statements are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Therefore, you should not rely on any of these forward-looking statements.

There are many important factors that could cause actual results and financial condition to differ materially from those indicated in the forward-looking statements, including, but not limited to: the outcomes of various strategies and projects undertaken by Renergen; the potential impact of laws or government regulations or policies in South Africa or elsewhere; Renergen’s future capital requirements and sources and uses of cash; Renergen’s ability to obtain funding for its operations and future growth, including debt funding for Phase 2 of the Virginia Gas Project; Renergen’s reliance on the efforts of third parties; Renergen’s ability to complete Phase 1 and 2 of the Virginia Gas Project; the fact that Renergen’s management is conducting an ongoing plant design optimization review for Phase 2, and the overall project scope, size, design, sequencing, production capacity, product mix and timeline may differ materially from the original design parameters; the financial terms of any current and future commercial arrangements; Renergen’s ability to complete certain transactions and realize anticipated benefits from acquisitions and contracts; Renergen’s ability to comply with the terms of the loan and credit facilities of Renergen’s subsidiary Tetra4; the ability of Renergen and its subsidiaries to retain and hire key personnel; the volatility of LNG and liquid helium prices; Renergen’s success in discovering, estimating and developing natural gas and helium reserves; actions of competitors or regulators; limitations in the availability of, and costs of, supplies, materials, contractors and services that may delay the drilling or completion of wells or make such wells more expensive; the amount and timing of future development costs; uncertainties inherent in estimating quantities of natural gas and helium reserves and projecting future rates of production and timing of development activities; risks relating to the lack of capital available on acceptable terms to finance Renergen’s continued growth; the competitive nature of Renergen’s industry; the risk that the conditions to the closing or consummation of the Proposed Transactions are not satisfied, including the failure to timely obtain approval of the Proposed Transactions from ENDRA stockholders, if at all; the risk that the proposed financings are not completed in a timely manner, if at all; uncertainties as to the timing of the consummation of the Proposed Transactions and the ability of each of ENDRA and Noble Africa to consummate the Proposed Transactions; risks related to ENDRA’s continued listing on Nasdaq until closing of the Proposed Transactions and the combined company’s ability to remain listed following the closing of the Proposed Transactions; the ability to obtain debt financing on terms that are favorable, or at all; the risk that Renergen does not receive funding from the U.S. DFC or Standard Bank SA or that such funding is delayed; risks related to ENDRA’s ability to correctly estimate its respective operating expenses and its respective expenses associated with the Proposed Transactions, as applicable, pending the closing of the Proposed Transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of ENDRA, and other events and unanticipated spending and costs that could reduce ENDRA’s cash resources; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Proposed Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the Proposed Transactions on ENDRA’s or Renergen’s business relationships, operating results and business generally; costs related to the Proposed Transactions; risks related to the market price of ENDRA’s common stock relative to the value suggested by the Proposed Transactions; the outcome of any legal proceedings that may be instituted against ENDRA, Noble Africa or any of their respective directors, managers, or officers related to the Proposed Transactions; costs of the Proposed Transactions and unexpected costs, charges or expenses resulting from the Proposed Transactions; changes in regulatory requirements and government incentives; risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results, legislative, regulatory, political and economic developments, and those uncertainties and factors; and the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of ENDRA or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages, and the other risks and uncertainties described in ENDRA’s filings with the U.S. Securities and Exchange Commission (the “SEC”), and under the heading “Risk Factors” in its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, the factors disclosed in Part I, Item 1A. “Risk Factors” of ASP Isotopes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (as amended) and in ASP Isotopes’ subsequent reports filed with the SEC, each of which are available at www.sec.gov, and in other filings that ENDRA and ASP Isotopes have made and will make with the SEC in connection with the Proposed Transactions, including the Form S-4 and Proxy Statement described below under “Additional Information and Where to Find It”.

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Any forward-looking statement made by the parties in this communication is based only on information currently available to the parties and speaks only as of the date on which it is made. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise. No information in this communication should be interpreted as an indication of future success, revenues, results of operations, or stock price. All forward-looking statements herein are qualified by reference to the cautionary statements set forth herein and should not be relied upon.

Important Additional Information and Where to Find It

This communication relates to the Proposed Transactions involving ENDRA, ASP Isotopes, Renergen and Noble Africa and may be deemed to be solicitation material in respect of the Proposed Transactions. In connection with the Proposed Transactions, ENDRA has filed relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that contains a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that ENDRA may file with the SEC and/or send to its stockholders in connection with the Proposed Transactions.

INVESTORS AND STOCKHOLDERS OF ENDRA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDRA, ASP ISOTOPES, RENERGEN, NOBLE AFRICA, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by ENDRA and ASP Isotopes with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. ENDRA’s Internet website address is www.endrainc.com.

ENDRA’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the investor relations page of its Internet website as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the SEC.

Participants in the Solicitation

ENDRA, ASP Isotopes, Renergen, Noble Africa, and their respective directors and managers and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from ENDRA’s stockholders in connection with the Proposed Transactions under the rules of the SEC.

Information about ENDRA’s directors and executive officers, including a description of their interests in ENDRA, is included in ENDRA’s most recent Annual Report on Form 10-K for the year ended December 31, 2025. Information about ASP Isotopes’ directors and executive officers, including a description of their interests in ASP Isotopes, is included in ASP Isotopes’ most recent Annual Report on Form 10-K for the year ended December 31, 2025. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including the directors and executive officers of Renergen, and a description of their direct and indirect interests, by security holdings or otherwise, is also included in the Form S-4 and the Proxy Statement and may be included in other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

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No Offer or Solicitation

This communication is not intended to and does not constitute a solicitation of a proxy, consent or approval with respect to any securities or in respect of the Proposed Transactions or an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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